UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): June 6, 2024

PLUM ACQUISITION CORP. I

(Exact name of registrant as specified in its charter)

Cayman Islands	001-40218	98-1577353
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

2021 Fillmore St. #2089

San Francisco, CA 94115

(Address of principal executive offices) (Zip Code)

Registrant’s telephone number, including area code: (415) 683-6773

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered

Units, each consisting of one Class A Ordinary Share and one-fifth of one redeemable warrant	PLMIU	The Nasdaq Stock Market LLC

Class A Ordinary Shares included as part of the Units	PLMI	The Nasdaq Stock Market LLC

Warrants included as part of the Units, each whole warrant exercisable for one Class A Ordinary Share at an exercise price of $11.50 per share	PLMIW	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01. Entry into a Material Definitive Agreement.

On June 4, 2024, Plum Acquisition Corp. I (“Plum”) entered into a non-redemption agreement (the “Non-Redemption Agreement”) with certain investors named therein (each, a “Backstop Investor”), each acting on behalf of certain funds, investors, entities or accounts that are managed, sponsored or advised by each such Backstop Investor or its affiliates. Pursuant to the Non-Redemption Agreement, the Backstop Investors agreed that, on or prior to Closing, the Backstop Investors will rescind or reverse their previous election to redeem an aggregate of up to the number of shares of Plum common stock listed in Exhibit A to the Non-Redemption Agreement (the “Backstop Shares”), which redemption requests were made in connection with the extraordinary general meeting of stockholders held on June 4, 2024 for the purpose of approving the business combination (the “Business Combination”) contemplated by that certain business combination agreement, dated November 27, 2024, by and among Plum, Plum SPAC Merger Sub, Inc., a Delaware corporation and wholly-owned subsidiary, and Veea Inc., a Delaware corporation (the “Business Combination Agreement”). Plum agreed to accept any request to rescind or reverse redemption requests made no later than two business days prior to the closing of the Business Combination promptly once submitted by the Backstop Investors.

Upon consummation of the Business Combination, Plum shall pay or cause to be paid to each Backstop Investor a payment in respect of its respective Backstop Shares in cash released from Plum’s trust account in an amount equal to the product of (x) the number of Backstop Shares and (y) the price per share for a pro rata portion of the amount then on deposit in the trust account, less $9.50.

Plum may enter into other non-redemption agreements with substantially similar terms with other investors or stockholders of Plum.

The foregoing description of the Non-Redemption Agreement does not purport to be complete and is qualified in its entirety by the terms and conditions of the Non-Redemption Agreement, a form of which is filed as Exhibit 10.1 hereto and is incorporated by reference herein.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits

Exhibit No.	Description

10.1	Non-Redemption Agreement, dated June 4, 2024, by and between Plum Acquisition Corp. I and the parties named therein

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

PLUM ACQUISITION CORP. I
Dated: June 6, 2024

	By:	/s/ Kanishka Roy
		Name:	Kanishka Roy
		Title:	Co-Chief Executive Officer and President

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